Filed by Tellabs, Inc. (Commission File No.: 09692) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc. Commission File No.: 0-28734

The following was presented at an Investor Presentation on May 26, 2004.

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Tellabs Investor Day

May 26, 2004

Tom Scottino Investor Relations	[LOGO]

This Presentation May Contain Forward-looking Statements.

Such statements should be viewed in the context of the risk factors articulated in Tellabs’ most recent SEC filings. This presentation includes GAAP and non-GAAP financial measures. A complete reconciliation of such measures can be found at our tellabs.com Web site.

[GRAPHIC]

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc.  Tellabs, Inc. plans to file with the Securities and Exchange Commission a Registration Statement on SEC Form S-4, and Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800.  Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. in connection with the merger.  The directors and executive officers of Tellabs, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. generally.  Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger.  Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 annual meeting of stockholders.  Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

Agenda	[LOGO]

Strategy and Technology	[PHOTO]	Krish Prabhu

Motion in Business, Markets and Customers	[PHOTO]	Steve McCarthy

Toward a New Financial Model	[PHOTO]	Tim Wiggins

Panel Q&A	[PHOTO]	Krish Prabhu
	[PHOTO]	Steve McCarthy
	[PHOTO]	Tim Wiggins
	[PHOTO]	Anders Gustafsson

May 26, 2004

Tellabs Investor Day

May 26, 2004

Krish Prabhu
CEO and President	[LOGO]

[LOGO]

Market Trends — Assumptions

Personalized Services

•                  Continued growth in end-user demand

•                  Service convergence

•                  Fixed/mobile

•                  Voice/data/video

Global Solutions

•                  Universal deployment

•                  Market is where the people are

•                  Best-of-breed approaches

Constrained CapEx

•                  Relieve bottlenecks

•                  Upgrade unreliable equipment

•                  New service initiatives

Tellabs’ Strategies for Growth

Energize
The Core

Set The
Standard
In Data

Expand Into
Adjacent Markets

Tellabs’ Core Business

•                  Voice-quality enhancement

•                  Standalone and integrated echo cancellers

•                  Direct and OEM sales

•                  Transport

•                  #1 in bandwidth management in North America

•                  75% of T1/E1 traffic managed by Tellabs equipment

•                  W-DCS, N-DCS, MS-DCS, B-DCS and IOF DWDM

•                  Managed access

•                  300 large networks in more than 100 countries

•                  E1-over-SDH managed access

•                  Cable telephony, E1 aggregator and SDH/DWDM

Voice-Quality Enhancement

Tellabs® 3100 System

•                  Market leadership in T1/E1 and broadband VQE

•                  Valuable intellectual property ownership

•                  Major customers: T-Mobile, Nortel, Verizon Wireless, Nextel and Cingular

•                  Highly profitable, low investment business

[GRAPHIC]

Voice-Quality Enhancement

Total Revenue History 1Q99 – 1Q04

[CHART]

Transport

•                  1,100 Tellabs® 5300 (narrowband) systems installed

•                  High-reliability product with new deployment opportunities in wireless networks

•                  4,200 Tellabs® 5500 (wideband) systems installed

•                  Continued demand for expansions, plugs and upgrades

•                  110 Tellabs® 5500 NGX (multi-service) systems installed

•                  18 months of product shipment to small operators and wireless carriers

•                  Steady rate of new system installations

•                  65 Tellabs® 6500 (broadband) systems installed

•                  Uncertain future prospects

•                  25 Tellabs® 7100 systems installed in IOF application

•                        Uncertain future prospects

Renewed Growth in Shipments

In Millions of T1 Equivalent Ports

[CHART]

Product Enhancements

Tellabs® 5500 System

•                  High density I/O shelves

•                  DS3, STS, OC-3 and OC-12 ports

•                  Switch core expansions

•                  Greater density

•                  Data interfaces

•                  Gig-E with Ethernet aggregation

•                  Upgraded capabilities

•                  Integrated IOF capabilities

•                  Integrated VQE

Managed Access

•                  Widely-deployed international base of 130,000 managed nodes

•                  Good launching pad for transition to data

•                  Tier 2 PTTs and mobile operators

•                  Two primary applications

•                  Enterprise services

•                  Mobile network backhaul

•                  Strong partners

•                  Ericsson, Nokia

•                  Integrated management system for bundled offering with SDH products

Tellabs® 8100 System

Deployed Base — Nearly $3B

[CHART]

Managed Access — Tellabs® 8100/6300 Bundled Offering

[GRAPHIC]

•                                          Multitude of access interfaces through extensive line of IADs and NTUs

•                                          End-to-end Ethernet over E1 and SDH capability

Tellabs’ Strategies for Growth

[GRAPHIC]

Energize The Core	• Introduce a family of new products designed to handle data traffic

Set The Standard In Data	• Leverage Tellabs deployed base to launch new data products

Expand Into Adjacent Markets

Tellabs® 8600

Managed Edge System

•                  Service migration from TDM leased lines (8100/6300) to IP/Ethernet services

•                  End-to-end NMS for maximizing operational efficiency

•                  Cost-efficient IP/MPLS platform

•                  High cost efficiency through custom ASICs

•                  Push MPLS towards the edge

•                  Support for per-flow QoS

[GRAPHIC]

[GRAPHIC]

Service Migration

Tellabs® 8100/6300 to Tellabs® 8600 Systems

[GRAPHIC]

Tellabs® 8800 Multi-service Platform

Delivering the Best of Both Worlds

[GRAPHIC]

Tellabs® 8800 Multi-service Platform

•                  Best effort forwarding

•                  Connectionless model

•                  Any-to-any connectivity

•                  MPLS support

[GRAPHIC]

•                  QoS assurance for “mission critical” traffic

•                  Secure

•                  Per circuit/flow provisioning and visibility

Data Switching — Tellabs® 8600/8800 Solutions

[GRAPHIC]

Tellabas’ Strategies for Growth

[GRAPHIC]

Energize The Core	• Increase our relevance to customers by expanding into adjacent markets

Set The Standard In Data	• Broaden product portfolio

Expand Into Adjacent Markets	• More complete end-to-end solutions

AFC Acquisition

[GRAPHIC]

Energize The Core	• Creates top-tier equipment vendor

• Superior operating profile
Set The Standard In Data
• Combined company creates value

Expand Into Adjacent Markets	• End-to-end product footprint

Q&A

[PHOTO]

Krish Prabhu

Chief Executive Officer and President

[LOGO]

[LOGO]

[GRAPHIC]

Our Vision

Deliver to customers technology that transforms the way the world communicatesTM.

[LOGO]

Tellabs Investor Day

May 26, 2004

Steve McCarthy
Senior Executive VP	[LOGO]

[LOGO]

Tellabs’ Strategies for Growth

Energize
The Core

Set The
Standard
In Data

Expand Into
Adjacent Markets

Core Market Trends

[GRAPHIC]

Energize The Core	• Wireline
• T1s growing
• Targeted developments paying dividends

Set The Standard In Data	• Wireless
• Strong demand
Expand Into Adjacent Markets	• Targeted developments positioning for 2.5G/3G upgrade

Wireline Retail T1 Growth

North America Wireline Retail T1 Circuit Growth
10% CAGR

[CHART]

75% of T1 traffic managed by Tellabs equipment

In North America, T1 Remains the Currency of Carrier Networks

2007 Data Services Market Share

[CHART]

Source: Vertical Systems, Gartner, Yankee

Tellabs’ core product enhancements will support migration to packets

Investments Sustain Wireline Advantages

•                  Increased efficiency via higher density Tellabs® 5500 system

•                  Increased efficiency via integrated Tellabs® 8100/6300 systems

•                  Increased revenue through integration of Ethernet-over-SONET/SDH on Tellabs® 5500NGX and Tellabs® 6350 systems

•                  Increase efficiency and revenue via Ethernet support on Tellabs 5500 system

Tellabs’ focused investments are paying dividends.

Ethernet Aggregation with the Tellabs® 5500 System

[GRAPHIC]

Leverage both existing 5500 network and existing facilities

Wireless Network Growth

•                  Carrier growth drivers:

•                  Capacity: Increase in minutes of use (MOU)

•                  Competition: Increase in coverage and voice quality

•                  New services: Growth of data services

•                        Migration to Data and 3G drives additional facilities

•                        Tellabs targeted investments are paying off

•                  High density shelves/network

•                  E911

Total Network Minutes (m)

CAGR 17.5%

[CHART]

Source: Company data, Morgan Stanley Research

Total Data Usage 2002-2007 (Terabytes)

CAGR 400%

[CHART]

Source: PA Consulting Group, Morgan Stanley Research estimates

Tellabs is participating in wireless long-term growth

Wireless Migration Opportunities

[GRAPHIC]

When carriers migrate to new technologies, additional T1/E1 facilities are required

Data Market Trends

[GRAPHIC]

Energize The Core	• IP/MPLS edge poised for growth

Set The Standard In Data	• Customers desire new services with existing QoS levels

Expand Into Adjacent Markets	• Customers must leverage and interoperate with existing networks

Addressable Data Market

[CHART]

Source: Infonetics, 4Q2003

•                  Ethernet move to QoS

•                  Converged networks emerging market

•                  ATM/FR moving to MPLS

•                  IP VPNs moving to MPLS

Data service growth creates an opportunity for network convergence

Tellabs 8800 System — Any Port /Any Service Interworking

ATM

•                  STM-1/4/16/64 (to VC-4)

Frame Relay

•                  STM-1/4/16/64 (to VC-4)

•                  DS-3 (to DS1, DS0)

TDM

•                  STM-1/4/16/64 (to VC-4)

Ethernet

•                  GigE, 10GigE (LAN & WAN PHY)

•                  EOS (X.86) (all SDH & DS3)

Tellabs® 8860 Multi-Service Router

ATM	ATM VC Switching	ATM
ATM	ATM VP Switching	ATM
ATM	ATM/FR FRF.8	Frame Relay
ATM	ATM/Eth bridged IWF	Ethernet
ATM	ATM/Eth routed IWF	Ethernet
Frame Relay	Frame Relay Switching	Frame Relay
Frame Relay	FR/Eth bridged IWF	Ethernet
Frame Relay	FR/Eth routed IWF	Ethernet
TDM	SONET/SDH x-Connect	TDM
IP	Native IP Routing	IP
Ethernet	Eth VLAN Switching	Ethernet
Ethernet	Eth Port Switching	Ethernet

Carrier-class routing / switching with wire-speed performance for any service

Data Customer Decision Criteria

		Tellabs	Competition

Interfaces	Ethernet Interfaces	☐	☐
	ATM/FR Interfaces	☐	☐
	IP Interfaces	☐	☐

Per-Flow	Per Customer Visibility	☐	☐
QoS	Guaranteed SLAs	☐	☐

Reliability	Hitless Switchover	☐	☐
	LSP Redundancy	☐	☐

Multiservice	Service Interworking	☐	☐

Tellabs has the feature set customers need

Tellabs Application Focus Gaining Traction

[GRAPHIC]

Initial “prove in” any of four applications

•                  IP VPN Services

•                  Layer 2 VPNs with Interworking

•                  IP/MPLS Convergence

•                  Ethernet QoS Services

•                  Over 100 customer opportunities

•                  Over 30 customer trials

Tellabs is targeting quality opportunities

Customer Example A

Initial Application:
Metro Ethernet

[GRAPHIC]

Eventual Application:
Network Convergence

[GRAPHIC]

Prove-in for QoS based Ethenet leads to convergence

Customer Example B

Initial Application:

Service Interworking

[GRAPHIC]

Application 2:

Converged Transport

[GRAPHIC]

Application 3:

Ethernet Aggregation w/ QoS

[GRAPHIC]

Prove-in for Service Interworking leads to QoS based Ethernet

Conclusions

•                    Core product demand remains strong

•                    Key developments enable carriers to offer new service on existing platforms

•                    New data capabilities facilitate migration to converged networks providing profitable new data services

•                    Data value proposition gaining traction with targeted accounts

•                    Tellabs offers “smooth shift” from TDM to IP services

Q&A

[PHOTO]

Steve McCarthy
Senior Executive
Vice President of Global
Customer Sales and Service

[LOGO]

[LOGO]

Our Vision

Deliver to customers technology that transforms the way the world communicatesTM.

[LOGO]

Toward a New Financial Model

May 26, 2004

Tim Wiggins
Executive VP and CFO	[LOGO]

Improving Financial
Results

[LOGO

What a Difference a Year Makes

Where we were:

•                  Revenue shortfall and $43M loss in 1Q03

•                  Downsizing and restructuring announced

•                  Outsourcing under evaluation

•                  Unsure if we were at the bottom of the cycle

Where we are now:

•                  Renewed strength in core products

•                  Growing business and profitable

•                  Reduced OpEx run rate by $80M annually

•                  Drove $40M+ margin improvement with outsourcing

•                  Entered IP/MPLS multi-service market with Vivace acquisition

•                  Entering Metro Ethernet market with Tellabs 8600® system

Where we are now:

•                  Appointed new CEO and three board members

•                  Grew 1Q04 revenue 19% YOY with $62M turnaround in net income

•                  Increased cash and short term investments by $170M+

•                  Announced acquisition of AFC

Moved from defense to offense

April 2003	May 2004

[CHART]	[CHART]

Analyst Recommendations

Market recognizes Tellabs improvements

Revenue Growth Continues in 2004

in millions	in millions

[CHART]	[CHART]

First Call analysts expect 15% revenue growth in 2004

Gross Profit Margin Up

[CHART]

GAAP	2%	19%	38%	44%	57%

Expenses Down

[CHART]

GAAP	$144	M	$162	M	$160	M	$153	M	$140	M

Profitability Up

Earnings Per Share

[CHART]

GAAP	-10	¢	-27	¢	-16	¢	-6	¢	3	¢

Overview of the
AFC Acquisition

[LOGO]

Acquiring AFC

• $1.9B deal creates compelling Tier 1 supplier for transport and access	Energize The Core
• $21.24/share when announced
• 1.55 TLAB shares and $7 for each AFC share	Set The Standard In Data
• Approximately 136M shares to be issued, 552M to be outstanding
• AFC shareholders will own 25% of the company	Expand Into Adjacent Markets
• Expected to close in 3Q

2005 EPS —

Combination Walk Through

[CHART]

Tellabs First Call EPS mean estimate

[CHART]

Add Tellabs tax to arrive at pretax income

[CHART]

Add AFC First Call pretax income

[CHART]

Deduct interest income from approx. $600M cash used in deal

[CHART]

Deduct effect of issuing 136 million shares

[CHART]

Add synergy of 7%

[CHART]

Increase synergy to 10%

2005 Synergy — Pre-Deal Estimates

$ in millions	7%	10%

Revenue	$30	$42

Gross Profit	11	16
GP%	38%	38%

Cost Reduction	6	8

Total Operating Synergy	$17	$24

2005 Cost Synergy

•                  Cost reductions, $6 million to $8 million

•                  Public company costs

•                  Shared services

•                  Sales channel

•                  R&D development tools

[CHART]

2005 EPS —

Combination Walk Through

[CHART]

Deduct amortization of intangibles and deferred stock compensation

Estimated range, $70M to $120M, midpoint of $95M used for illustrative purposes

Acquisition Charges

•                  Incremental amortization, $70 to $120 million

•                  Intangibles amortization

•                  Premium over book value approx. $1.0B

•                  Allocation to amortizable intangibles 40% to 75%

•                  Amortized over life, generally 5 -10 years

•                  Deferred stock compensation amortization

•                  Amortized over remaining vesting period

•                  In Process R&D

2005 EPS – Combination Walk Through

[CHART]

Deduct tax, estimated range 32% to 38%
Midpoint of 35% used for illustrative purposes

Effective Tax Rate

•                  Global tax valuation allowance approx. $250M

•                  Shelter U.S. income

•                  Net effect: book & cash taxes similar

•                  Assured U.S. profit would ultimately eliminate benefit

•                  Acquisition accounting impact

•                  Book tax rate likely to increase

•                  Affect reported EPS

•                  Cash taxes remain substantially unchanged

2005 Effective Tax Rate

For illustrative purposes only:

	Current		After/Normalized
	Book	Tax	Book	Tax

US	0%	0%	35%	0%

International	36%	36%	36%	36%

TLAB Sub-total	22%	22%	35%	22%

AFC	31%	31%	35%	35%

Blended Rate	26%	26%	35%	26%

Cash taxes unaffected by acquisition

Developing a New
Financial Model

[LOGO]

Business Framework

CUSTOMERS

[GRAPHIC]

PRODUCTS

[GRAPHIC]

PEOPLE

[GRAPHIC]

SHAREHOLDERS

[GRAPHIC]

Shareholder Objective:

•                  Reward shareholders with growth and profitability

Metric:

•                  Total Shareholder Return

24-Year TSR

[CHART]

Source: FactSet Research Systems (May 14, 2004)

•                  100,000 invested in IPO turned into $1,629,000

•                  Split 48 to 1

•                  GOAL: Step change in TSR

Target Financial Model

[CHART]

15% operating margin with ability to reach 20% with leverage

Historical

Gross Profit Margin (non GAAP)

[CHART]

Maintain Gross Profit Margin

•                  Optimize product and customer mix

•                  Optimize product design for flexibility, manufacturability and cost

•                  Continuously refine supply chain model to drive out costs

Increased volume will drive operating leverage

Historical R&D Expenses (non GAAP)

[CHART]

Manage R&D Expenses

•                  Reduced $126 million (2000 to 2003)

•                  Fewer low-volume platforms

•                  Target and size development efforts to best opportunities

•                  Reuse common hardware and platforms, differentiated by software

Historical

SG&A Expenses (non GAAP)

[CHART]

Manage SG&A Expenses

•                  Direct sales with select key customers

•                  Focus on key partnerships to leverage channel

•                  Hold G&A flat in face of growing revenue

Summary

•                  Positive momentum in core business

•                  AFC acquisition positive to pre-tax operating income in 2005

•                  Driving toward improved financial model

Positive for earnings growth

Q&A

[PHOTO]

Tim Wiggins
Executive Vice President
and Chief Financial Officer

[LOGO]

Our Vision

Deliver to customers technology that transforms the way the world communicatesTM.

[GRAPHIC]

2005 Revenue Synergy

By Customer Group	By Region

[CHART]	[CHART]

By Company	By Product

[CHART]	[CHART]

Panel Q&A

[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]

Krish Prabhu Chief Executive Officer and President	Steve McCarthy Senior Executive Vice President of Global Customer Sales and Service	Tim Wiggins Executive Vice President and Chief Financial Officer	Anders Gustafsson Senior Executive Vice President of Global Business Operations